

## Jeffrey Medford · 3rd

Founder/CEO at Gides.

Summerville, South Carolina · 284 connections · **Contact info**

 **Gides**

 **Louisiana State Univ**

## Experience



**Founder & CEO**
Gides
Jan 2017 – Present · 3 yrs 7 mos
Charleston, SC



**Founder & Owner**
MZed
Jan 2007 – Jun 2018 · 11 yrs 6 mos
Kensington, MD



**Owner**
Subway
Sep 2001 – Oct 2010 · 9 yrs 2 mos
Monroe, Louisiana Area



**Network Manager**
Invesco US
Jun 1996 – Jun 2002 · 6 yrs 1 mo
Houston, Texas Area

### Computer Consultant
Medford Medical Systems
Jan 1986 – Jun 1996 · 10 yrs 6 mos
Monroe, Louisiana Area

## Education



### Louisiana State University
Bachelor's degree, Psychology
2004 – 2005



### Ouachita Parish High School
High School Diploma
1984 – 1989
Activities and Societies: Salutatorian, Mascot, Student Government, Sr. Class Photographer, OPHS Service Award.

O-U-A-C-H-I-T-A.....Ouachita Lions....ALL THE WAY!

## Skills & Endorsements

**Entrepreneurship** · 1

**Qadeer Ahmad** has given an endorsement for this skill

## Interests



### Gides
248 followers



### Ouachita Parish High School
157 followers



### Louisiana State University
217,290 followers